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                                                                                                                        Exhibit 12.1
Newmont Mining Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
  (Amounts in thousands except ratio)
  (Unaudited)

                                                                                         For the Year Ended December 31,
                                                                      --------------------------------------------------------------
                                                                         2001          2000         1999        1998          1997
                                                                         ----          ----         ----        ----          ----
Earnings:
    Income (loss) before income taxes and cumulative effect of        $(109,077)   $ (71,173)   $  18,839    $(662,286)   $  44,677
    changes in accounting principles
    Adjustments:
        Net interest expense (1)                                         86,415       94,567       77,654       96,618       90,967
        Amortization of capitalized interest                              7,362        8,793        4,886        4,435        3,221
        Portion of rental expense representative of interest              2,747        2,936        2,914        4,361        3,849
        Undistributed income (loss) of affiliate                         32,981       (9,923)     (91,627)    (105,932)         200
        Preferred dividends                                             (11,500)     (11,500)     (11,500)     (11,500)     (11,500)
        Minority interest of majority owned subs                         65,849       91,170       40,691       71,272       73,738
                                                                      ---------    ---------    ---------    ---------    ---------
                                                                      $  74,777    $ 104,870    $  41,857    $(603,032)   $ 205,152
                                                                      =========    =========    =========    =========    =========

Fixed Charges:
    Net interest expense (1)                                          $  86,415    $  94,567    $  77,654       96,618    $  90,967
    Capitalized interest                                                 10,633        5,534       23,345       13,720       20,104
    Preferred dividends                                                  11,500       11,500       11,500       11,500       11,500
    Portion of rental expense representative of interest                  2,747        2,936        2,914        4,361        3,849
                                                                      ---------    ---------    ---------    ---------    ---------
                                                                      $ 111,295    $ 114,537    $ 115,413    $ 126,199    $ 126,420
                                                                      =========    =========    =========    =========    =========

Ratio of earnings to fixed charges                                          0.7          0.9          0.4         (4.8)         1.6

(1) Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.
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